Exhibit 99.1

Ellomay Capital Ltd. Provides Updates Concerning Discussions in connection with Financing for the
Talasol Project

Tel-Aviv, Israel, June 6, 2018 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today announced that Talasol Solar S.L. (“Talasol”), which the Company indirectly wholly owns and which is promoting the construction of a photovoltaic plant with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain (the “Talasol Project”), is discussing the possibility to receive financing from the European Investment Bank (“EIB”).

EIB is the European Union’s bank and the world’s largest multilateral borrower and lender, providing finance and expertise for sustainable investment projects that contribute to EU policy objectives. As part of Talasol’s process with EIB, EIB is required under its transparency policy to optimize EIB’s accountability in line with relevant EU legislation and “best practice” among EU Institutions and International Financing Institutions. In connection with this transparency policy, EIB provides advance information of the pipeline of projects that it is appraising or negotiating, by publishing on its website short summaries of those projects. EIB also publishes on its Public Register of Environmental documents such as its Environmental and Social Data Sheets (ESDS), which summarises the Bank’s environmental and social appraisal of its projects. This information will be published by EIB in connection with the Talasol Project.

In addition, the Company entered into a Mandated Lead Arranger Mandate Letter with Deutsche Bank AG (“DB”) whereby DB will act as the sole mandated lead arranger for the structuring of a non-recourse senior debt financing for the Talasol Project. The senior debt financing will be backed by a financial hedge of the electricity price for 10 years and is expected to close in Q4 2018.

The continued development of the Talasol Project is subject to risks and uncertainties, including with respect to the occurrence of the conditions subsequent set forth in the Talasol share purchase agreement, and other conditions that are not entirely within the control of the Company or Talasol, as they include the issuance of regulatory approvals and the procurement of project financing on terms acceptable to Talasol. The Company may, in its sole discretion, decide not to pursue the Talasol Project in the event of changes in the market or other circumstances.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy, approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption;

•
75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

•
51% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies operating or developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including the availability of financing for the Talasol Project on terms acceptable to the Company, if any. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: limors@ellomay.com